UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 29, 2019
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X

Enclosure: Press release
ANGLOGOLD ASHANTI LIMITED ISSUES ITS 2018 SUITE OF ANNUAL
REPORTS AND NO CHANGE STATEMENT AND ANNOUNCES CHANGES TO ITS BOARD OF
DIRECTORS

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
JSE Bond Company Code - BIANG
(“AngloGold Ashanti” or the “Company” or “the Group” )
NEWS RELEASE

ANGLOGOLD ASHANTI LIMITED ISSUES ITS 2018 SUITE OF ANNUAL REPORTS AND NO CHANGE
STATEMENT AND ANNOUNCES CHANGES TO ITS BOARD OF DIRECTORS

AngloGold Ashanti announces that it has today, Friday, 29 March 2019, issued the Group’s suite of reports for the financial year ended 31 December 2018.

AngloGold A
shanti’s suite of 2018 reports includes:
·   Integrated Report 2018
·  Annual Financial Statements 2018
·  Sustainable Development Report 2018
·   Mineral Resource and Ore Reserve Report 2018
·   Notice of the 75
th
Annual General Meeting
These reports and documents communicate relevant aspects of AngloGold Ashanti’s operating, sustainability and financial performance for the 2018 financial year, from 1 January to 31 December 2018 and are available at www.aga-reports.com.

The Group Annual Financial Statements for the year ended 31 December 2018, on which Ernst & Young Inc.
issued an unqualified audit report, does not contain changes to the International Financial Reporting Standards financial statements published on the Stock Exchange News Service of the JSE Limited on 19 February 2019.
The unqualified audit report issued by Ernst & Young Inc. is available for inspection at the registered office of the Company. Furthermore, the Company advises that there have been no restatements to the previously published financial statements.

The 75
th
Annual General Meeting of AngloGold Ashanti (AGM) will be held on Thursday, 9 May 2019 at the
Auditorium, 76 Rahima Moosa Street, Newtown, Johannesburg, South Africa, at 09:00 am (SA time). Posting of the Notice of Annual General Meeting to shareholders, which incorporates summarised financial statements for the year ended 31 December 2018, will commence on 5 April 2019 on which date further information regarding the AGM will be released.
Further, AngloGold Ashanti’s annual report, which includes the annual financial statements for the year ended
31 December 2018, has been filed on Form 20-F with the United States Securities and Exchange Commission
(SEC) today, 29 March 2019
and is available on the SEC’s website at www.sec.gov and the Company’s website at
https://www.anglogoldashanti.com/investors/annual-reports/
. Shareholders, bondholders and
holders of American Depositary Receipts can request copies of the Company’s annual financial statements free of charge from the Company Secretarial Department at
companysecretary@anglogoldashanti.com
.
In accordance with paragraph 3.59 of the Listings Requirements of the JSE Limited, AngloGold Ashanti wishes to inform shareholders
of changes to its board of directors (“the Board”) and Board committees.

In accordance with Board policies and guidelines, Messrs Kirkwood and Hodgson have notified the Board of their intention to retire as independent non-executive directors at the Company’s forthcoming AGM on 9 May
2019 and will thus not stand for re-election on such date. During his tenure, Mr Kirkwood was the chairman of the Remuneration and Human Resources Committee and a member of the Nominations and Audit and Risk
Committees. Mr Hodgson was a member of the Social, Ethics and Sustainability and Investment Committees.

The Board wishes to thank Messrs Kirkwood and Hodgson for their significant contribution to the Company during their tenure and wish them all the very best on their retirement from the Board.

ENDS
Johannesburg
29 March 2019

JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS
Media
Chris Nthite +27 11 637 6388/+27 83 301 2481
cnthite@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com
Investors
Sabrina Brockman +1 646 880 4526/ +1 646 379 2555
sbrockman@anglogoldashanti.com
Fundisa Mgidi +27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com

Website:
www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2019
AngloGold Ashanti Limited
By: By:
/s/ M E SANZ PEREZ________
Name:      M E Sanz Perez
Title:
EVP: Group Legal, Commercial & Governance